

June 3, 2015

Via E-Mail
Geoffrey Davis
Chief Financial Officer
Melco Crown Entertainment Limited
36th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

Re: Melco Crown Entertainment Limited
   Form 20-F for the Fiscal Year Ended December 31, 2014
   Filed April 15, 2015
   File No. 001-33178

Dear Mr. Davis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

23. Commitments and Contingencies

(e) Litigation, page F-69

1. Please clarify for us and in future period filings if you expect the indictment from the Taipei District Prosecutors Office to have a material impact on your financial statements as a whole, as opposed to just your business operations or financial position. Additionally, in your revised disclosure, please either (1) do not qualify your disclosure with the phrase "immediate" or (2) expand your disclosure to discuss the expected impact beyond the "immediate." Within your response, please provide an example of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant